Exhibit 99.1


(1) Securities are held by Shawn Sedaghat and are owned solely by Mr. Sedaghat who is a member of a "group" formed on August 5, 2005 with Jonathan Dash for purposes of section 13(d) of the Exchange Act.

(2) Securities are held by Jonathan Dash and are owned solely by Mr. Dash. Mr. Dash is the brother-in-law of Mr. Sedaghat. Mr. Dash is an investment advisor whose clients own an aggregate of 265,802 Shares of the Issuer. Mr. Dash disclaims any voting power or beneficiary interest in those shares.